

November 13, 2012

Peter D. Rettaliata
Chief Executive Officer
Air Industries Group, Inc.
1479 North Clinton Avenue
Bay Shore, NY 11706

> **Re:** **Air Industries Group, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form 10**
> **Filed October 17, 2012**
> **File No. 000-29245**

Dear Mr. Rettaliata:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective in 60 days after you filed on October 2, 2012. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and re-filing, in order to restart the 60 day time frame when you automatically go effective after filing.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your

registration statement that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. We note references to customers and relationships throughout the document. Please confirm to us that the statements naming other companies are referencing sales or relationships with existing customers.

4. Please revise to define industry terms when first used including "flight critical" on page 1 and "turning processes" and "milling processes" on page 4.

5. We note statements such as "more firmly embedded relationships" and "a cost competitive, low risk approach" on page 5 and "enables the combined entity to compete more effectively for contracts and other outsourcing opportunities from prime contractors and the US Government" on page 7. Marketing language that cannot be objectively substantiated should be removed. Please revise. To the extent these statements represent your beliefs, please revise accordingly and clarify these as beliefs or substantiate the statements to us.

6. Your financial statements should be updated to comply with Rule 8-08 of Regulation S-X. We note that you have filed financial statements for the three and nine month periods ended September 30, 2012 under cover of Form 8-K.

Consideration should be given to the impact of the staff's comments upon those financial statements when updating your Form 10.

Cautionary Note Regarding Forward-Looking Statements, page (ii)

7. Please remove reference to Sections 27A of the Securities Act and 21E of the Exchange Act as these safe harbors of the Private Securities Litigation Reform Act apply only to an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934.

Business, page 1

Description of Business, page 1

8. Please explain to us the basis for your stated beliefs that you "are the largest supplier of flight safety components to Sikorsky Aircraft Corp. ('Sikorsky') for its Blackhawk helicopters" on page 1 and that you are "the largest supplier of flight critical components to Sikorsky."

Recent Stock Issuances and Financings, page 1

9. Please ensure all share numbers presented in your filing are post reverse split.

Nassau Tool Works, Inc., page 4

10. Please revise to explain what you mean that "[i]n many ways Nassau Tool Works, from which we acquired the operations that now constitute Air-NTW, was very similar to AIM."

Sales and Marketing, page 4

11. We note the statement on page 5 that you endeavor to have contracts "on a cost plus basis." Please revise to describe the extent to which your current contracts are actually on a cost plus basis or advise.

Future Expansion Strategy, page 7

12. We note that statement that "[t]hese manufacturers will have no choice but to upgrade their systems and processes or seek to be acquired or acquire others to achieve the necessary scale or leave the industry." Please explain to us the basis for this statement. It seems to ignore the possibility that some manufacturers may have already upgraded their systems and processes or may have already engaged in mergers, as you yourself have done. Please also include risk factor disclosure regarding this issue, if applicable to you.

Risk Factors, page 8

13. We note the statement "[t]he risks provided below may not be all the risks we face." All material risks should be discussed in this section. If risks are not material they should not be mentioned. Please remove this statement.

14. We note on page 3 that "[n]early all of the parts and subassemblies produced by AIM are built to customer specifications and are not protected by patents, trademarks or other rights owned or licensed by AIM." Please revise to provide a risk factor addressing this or tell us why this is not necessary.

15. Please revise to discuss the risk of volatility of the raw materials in the aerospace industry, as discussed on page 6.

Management's Discussion and Analysis, page 15

General

16. Please revise all comparative discussions presented to include the facts and circumstances surrounding each material period to period variance. Your current disclosures present only mathematical calculations in narrative form with no related discussion of factors underlying the variances. For example, your discussion of changes in cost of sales should include a detailed discussion of the facts and circumstances surrounding the 2010 $1.1 million inventory revaluation charge. Where variances in line items and/or in segments are the result of more than one factor, the impact of each significant factor should be quantified and discussed. Your attention is directed to Item 303 (a) (3) of Regulation S-K and to Instructions 1 – 3 of the Instructions to paragraph 303 (a) for guidance.

17. Refer to your discussion of SG&A costs for 2012 on page 24. You state that these costs increased for WMI, in part from a reclassification in 2012 of certain management personnel costs from factory overhead to SG&A. Please quantify and describe these costs to us in detail and explain why reclassification was considered appropriate. In addition, given that you considered reclassification to be appropriate, please explain why a similar reclassification in prior periods does not appear to have been considered appropriate as well. In this regard, we note your observation that the reclassification increased gross profit at WMI for the period. We may have further comments upon review of your response.

Recent Acquisition and Recapitalization, page 16

18. For clarity, please ensure consistency in your presentation and description of the NTW acquisition throughout your filing. Specifically, here you discuss shares issued and cash used of $12,118,000 in the acquisition of NTW, but on your statement of cash flows for the six-months ended June 30, 2012 presented on page F-35 you indicate cash paid for acquisitions of $11,400,000. Further, in Note 2 on

page F-37 you disclose an original purchase price of $12 million subject to post-closing adjustments, which are stated to be $518,000, for a total of $12,518,000, but tabular presentation in this same note indicates a final cost of $12,418,000. In addition, the total purchase price is disclosed as $12,118,000 on page F-70.

19. We note from your discussion here that you issued 66,666 common shares as partial consideration for the acquisition of NTW, and that, in connection with the acquisition, you also issued 1,185,851 common shares as part of private offering at $6 per share and settled $5,204,000 in Junior Subordinated Notes in common shares valued at $6 per share, as well. Please tell us why you appear to have valued the 66,666 issued as partial consideration for the acquisition of NTW differently than the private placement shares. In this regard, we note that, using the $6 per share value, the fair value of shares issued as partial consideration would be approximately $400,000, but you have listed the value of shares issued as $300,000 on page F-37.

Security Ownership of Certain Beneficial Owners and Management, page 30

20. Please revise to provide this information as of the most recently practicable date.

Certain Relationships and Related Transactions, and Director Independence, page 35

21. Please revise to provide information regarding director independence. Refer to Item 407 of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 37

22. Please provide the consideration received for each transaction. Refer to Item 701(c) of Regulation S-K.

Consolidated Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2 – Disposition, page F-7

23. We note that you closed a sale of certain assets of Sigma to the former stockholders of Sigma in fiscal 2009. Your Form 10-Q for the quarter ended June 30, 2009 discloses assets and liabilities held for sale in the amounts of $683,000 and $2,317,000, respectively, as of the balance sheet date. You indicate that, on December 30, 2010, you entered into an agreement between subsidiaries to transfer any remaining assets and that, immediately following that transaction, you sold your "holdings in Sigma to a member of management" resulting in an increase in additional paid-in capital of $1,118,000. Please further quantify and explain the transactions that occurred in fiscal 2010 and your method of accounting for same. Clarify exactly what you transferred and sold, identify the

purchaser, and quantify and describe the consideration received. We assume that the final transaction was accounted for as a contribution to capital. Please confirm, or explain how our assumption is not correct. We may have further comments upon review of your response.

Note 7 – Sale and Leaseback Transaction, page F-14

24. Please tell us why $300,000 of the $1,051,000 gain on the sale/leaseback transaction was recognized immediately. Illustrate your computations in your response and cite your basis in GAAP for each of your accounting conclusions.

Note 12 – Income Taxes, page F-24

25. Please revise to present all disclosures required by FASB ASC 740-10-50-9 and FASB ASC 740-10-50-12. Specifically, please provide the current and deferred tax provision for each period an income statement is presented, and provide a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations.

Note 16 – Segment Reporting, page F-29

26. Please revise your segment disclosures to include all disclosures required by FASB ASC 280-10-50-20 through 26. Specifically, pursuant to FASB ASC 280-10-50-21, your disclosure should include the factors used to identify your reportable segments, including the basis of organization, and the types of products and services from which each reportable segment derives its revenues. Please review all paragraphs cited above to ensure all other required disclosures are included.

Nassau Tool Works, Inc.

Financial Statements for the Year Ended December 31, 2011

Statement of Earnings, page F-54

27. Please tell us why interest expense is included in operating income.

28. We note the decrease in cost of goods sold from 79.3% of revenue in fiscal 2010 to approximately 61.2% of revenue in fiscal 2011 and fiscal 2012, to date. Please explain the reasons for this significant decrease.

Note 10 – License Agreement, page F-59

29. We note that the license agreement with Boeing Aircraft had been extended until June 30, 2012. Please provide support, if true, that the license agreement has been further extended and that Air Industries Group retains the right to use this technical data subsequent to the acquisition. Alternatively, it appears that the pro forma financial information should be revised to reflect how future operations will be impacted by the loss of the licensed rights.

Note 11. Related Party, page F-60

30. The Independent Auditor's Report states that the financial statements do not include the accounts of an affiliated VIE who qualifies for consolidation. We assume that Edison constitutes that VIE. Please confirm our understanding or identify and describe the VIE referenced in the Auditor's Report.

31. Please explain to us, in detail, why you consider Edison to constitute a VIE and why you believe it should be consolidated. Provide your basis in GAAP for each assumption made.

32. Please tell us whether Edison continues to be a VIE that should be consolidated in the financial statements of NTW subsequent to the acquisition by Air Industries Group, Inc. In this regard, Article 7.6 of the Asset Purchase Agreement appears to indicate that the lease will continue and that the acquirer will be granted an option to purchase the real property. Please advise in detail.

33. We note that the Independent Accountant's Review Report for Air Industries Group, Inc. dated October 26, 2012 does not refer to a VIE who qualifies for consolidation but is not included in the financial statements for the three and nine months ended September 30, 2012. We assume this is because the financial statements of the VIE are included in the consolidated financial statements. Please confirm that this is the case or explain why no such qualification is considered to be necessary.

34. Article 7.7 of the Asset Purchase Agreement states that you have entered into employment agreements with each of the former owners of Nassau Tool Works, Inc. through December 31, 2013. Please clarify the titles and job descriptions of Mr. DiCarlo and Mr. Hunt.

Pro Forma Statements of Operations for the Year ended December 31, 2011 and the Six-Month Period Ended June 30, 2012

35. We note that each of your footnote explanations include several different adjustments aggregating to the total seen on the face pro forma statements of operations. Please revise each explanation to include the amount of the adjustment for each source cited, as well as supporting disclosure of the method

of calculation of each adjustment. For example, a depreciation adjustment should be supported by presenting fair value adjustment and change in useful life used in calculating the adjustment. Separately quantify adjustments for salaries and for medical insurance costs paid to former owners and explain how they have been derived. Consider tabular form for clarity.

36. Please support your assertion that the conversion of $5.2 million in Junior Subordinated Debt to Common Stock is directly attributable to the transaction.

Exhibits

37. We note the statement on page 9 that "[i]n 2011, two of [y]our customers accounted for 64% of [y]our net sales and three of [y]our customers accounted for 75% of [y]our net sales." Please file material agreements with these and any other significant customers as exhibits to your next amendment or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Vincent J. McGill
        Eaton & Van Winkle LLP